                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                               (Amendment No. )*


                             DONNELLEY CORPORATION
                               (Name of Issuer)

                                    CLASS A
                                 COMMON STOCK
                        (Title of Class of Securities)

                                   257870105
                                (CUSIP Number)

                             Jilaine Hummel Bauer
                   Senior Vice President and General Counsel
                           Heartland Advisors, Inc.
                              789 N. Water Street
                              Milwaukee, WI 53202
                                 414-977-8727
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                August 16, 2000
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of (S)(S).240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ X ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S)240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  257870105                     13D

------------------------------------------------------------------------------
 1.   NAMES OF REPORTING PERSONS
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        HEARTLAND ADVISORS, INC.         #39-1078128
------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                (a) [_]
                                                                (b) [x]
------------------------------------------------------------------------------
 3.   SEC USE ONLY


------------------------------------------------------------------------------
 4.   SOURCE OF FUNDS (See Instructions)

         OO - Funds of investment advisory clients
------------------------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]

------------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

       STATE OF WISCONSIN, USA
------------------------------------------------------------------------------
                     7.   SOLE VOTING POWER

     NUMBER OF
                           1,140,600
      SHARES       -----------------------------------------------------------
                     8.   SHARED VOTING POWER
   BENEFICIALLY

     OWNED BY             None
                   -----------------------------------------------------------
       EACH          9.   SOLE DISPOSITIVE POWER

    REPORTING
                          1,650,400
      PERSON       -----------------------------------------------------------
                    10.   SHARED DISPOSITIVE POWER
       WITH
                          None
------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


        1,650,400
------------------------------------------------------------------------------
12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (See Instructions)

------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      27.3% (rounded up to nearest tenth)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IA
------------------------------------------------------------------------------

CUSIP No.  257870105                     13D

------------------------------------------------------------------------------
 1.   NAMES OF REPORTING PERSONS
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      WILLIAM J. NASGOVITZ                ####-##-####
------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                (a) [_]
                                                                (b) [x]
------------------------------------------------------------------------------
 3.   SEC USE ONLY


------------------------------------------------------------------------------
 4.   SOURCE OF FUNDS (See Instructions)
         PF - Personal Funds of reporting person and family members
------------------------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]

------------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

       USA
------------------------------------------------------------------------------
                     7.   SOLE VOTING POWER

     NUMBER OF
                           400,000
      SHARES       -----------------------------------------------------------
                     8.   SHARED VOTING POWER
   BENEFICIALLY

     OWNED BY             None
                   -----------------------------------------------------------
       EACH          9.   SOLE DISPOSITIVE POWER

    REPORTING
                          None
      PERSON       -----------------------------------------------------------
                    10.   SHARED DISPOSITIVE POWER
       WITH
                          None
------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


        400,000
------------------------------------------------------------------------------
12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      [X]

------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      6.6% (rounded up to nearest tenth)
------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON (See Instructions)

      IN
------------------------------------------------------------------------------



Item 1.  Security and Issuer.
         -------------------

This statement relates to shares of the common stock, $ .1 par value per share, (the "Shares") of Donnelly Corporation (the "Company"). The principal executive offices of the Company are located at 49 West Third Street, Holland, MI 49423-2813.

Item 2. Identity and Background.
        -----------------------

    (a) Name of Person Filing:  (1) Heartland Advisors, Inc.              (2) William J. Nasgovitz
        ---------------------

    (b) Address of Principal Business Office:
        ------------------------------------
                                (1) 789 North Water Street                (2) 789 North Water Street
                                    Milwaukee, WI  53202                      Milwaukee, WI 53202

    (c) Citizenship:   Heartland Advisors is a Wisconsin corporation.     William J. Nasgovitz - U.S.A
        -----------

    (d) Title of Class of Securities:  Class A Common Stock
        ----------------------------

    (e) CUSIP Number:  257870105
        ------------

This statement is being filed by Heartland Advisors, Inc., a Wisconsin corporation ("HAI"), and William J. Nasgovitz, the principal shareholder of HAI. HAI is a federally registered investment adviser that provides investment advisory services to Heartland Group, Inc., a registered investment company ("Heartland Group"), as well as private investment advisory clients (the "Accounts"). Mr. Nasgovitz joins in this filing pursuant to SEC staff positions authorizing certain individuals in similar situations to join in a filing with a controlled entity. The reporting persons do not admit that they constitute a group. Information concerning Mr. Nasgovitz and the name, business address, principal occupation and citizenship of each of the executive officers and directors of HAI is set forth in Exhibit C hereto.

During the last five years, neither HAI nor Mr. Nasgovitz has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that caused either of them, as a result of such proceeding, to be subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.
         --------------------------------------------------

The Heartland Value Fund (the "Heartland Fund"), a series of Heartland Group, holds an aggregate of 400,000 Shares, which were purchased for cash in the amount of $5,801,621.88, including brokerage commissions. The assets of the Heartland Fund were used to purchase such Shares, and no part of the purchase price was represented by borrowed funds.

The Accounts own an aggregate of 1,250,400 Shares, which were purchased for cash, or on margin in accordance with margin agreements on industry standard terms, in the amount of $18,729,306.30, including brokerage commissions. Except for margin purchases, the assets of the Accounts were used in making such purchases and no part of the purchase price was represented by borrowed funds.

William J. Nasgovitz, as a result of his position with and stock ownership of HAI, could be deemed to have voting and/or investment power over the 1,650,400 shares HAI beneficially owns. Of these 1,650,400 shares, 400,000 Shares also may be deemed beneficially owned within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934 by Mr. Nasgovitz as a result of his position as an officer and director of Heartland Group, which could be deemed to confer upon him voting power over the shares Heartland Group beneficially owns.

Item 4.  Purpose of Transaction.
         ----------------------

All of the shares of the Company owned by the Reporting Persons were, at the time of their purchase, acquired for investment purposes in the ordinary course of business. The Reporting Persons are regularly engaged in providing investment advisory services and investing in equity and fixed income securities that they deem to be undervalued.

In the ordinary course of their business activities, the Reporting Persons analyze the operations, capital structure and markets for products and services of the companies in whose securities they invest (including those of the Company) on a continuous basis through, among other things, analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies. In the course of their business activities, the Reporting Persons may participate in interviews or hold discussions with third parties, including other holders of securities of subject companies, or with management of subject companies in which the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management or capital structure of such companies as a means of enhancing shareholder value. Such suggestions or positions may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of the Schedule D filing form, including, without limitation, such matters as disposing of one or more businesses, selling the company or acquiring another company or business, changing operating or marketing strategies and restructuring the company's capitalization or dividend policy.

Based on the Company's performance and depending upon further evaluation of the Company's business and prospects, and upon future developments (including, without limitation, performance of the Company's stock in the market, the attitude of, actions taken and information provided by the Company's Board of Directors and management, availability of funds, alternative investments, and monetary, stock market and general economic conditions), the Reporting Persons may from time to time purchase additional Shares of the Company's stock or dispose of all or a portion of the Shares.

On August 15, 2000, HAI sent a letter addressed to Mr. Dwane Baumgardner, Chairman of the Board and Chief Executive Officer of the Company (a copy of which is attached hereto as Exhibit B and incorporated herein by reference). In its letter, HAI expressed concern that recent positive operating performance by the Company had not been recognized in the stock price. HAI suggested that the Company aggressively pursue actions to enhance shareholder value including actions involving the Company's capitalization and dividend policies, the purchase of stock by the Company and its management and the possible sale of the Company.

Except as set forth in this Item 4, the Reporting Persons have no present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, but will continue to review their position based upon further developments.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

         (a) As investment adviser to the Heartland Fund and the Accounts, HAI may be deemed the beneficial owner of 1,650,400 Class A Common Shares or 27.3% of the Class. To the best knowledge of HAI, none of the persons named in Exhibit C attached hereto other than Mr. Nasgovitz, beneficially owns any other Shares of the Company. Mr. Nasgovitz is or may be deemed the beneficial owner of 400,000 Shares or 6.6% of the Class.

         (b) HAI, as investment adviser to the Heartland Fund and the Accounts, has sole power to dispose of all 1,650,400 Shares held by the Heartland Fund and the Accounts. HAI, as investment adviser to the Accounts, has sole power to vote or direct the voting of 1,140,600 Shares held by the Accounts, and no power to vote or to direct the voting of 109,800 Shares, owned by the Accounts. HAI has no power to vote the 400,000 Shares held by the Heartland Fund. To the best knowledge of HAI, other than in connection with their respective positions and relationships with HAI, none of the persons named in Exhibit C hereto, other than Mr. Nasgovitz, has sole or shared power to dispose of or to vote Shares of the Company. Of the 400,000 Shares with respect to which Mr. Nasgovitz is or may be deemed to be beneficial owner, he has sole voting but no dispositive power with respect to 400,000 Shares and no Shares over which he has shared dispositive and no voting power.

         (c)  See Exhibit D

         (d) Since the Shares are held by the Heartland Fund and the Accounts, various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Shares. To the best knowledge of the Reporting Persons, only Heartland Value Fund holds more than five percent of the outstanding Shares of the class on the date hereof.

         (e)  Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect
        ---------------------------------------------------------------------
        to Securities of the Issuer.
        ---------------------------

HAI is the investment adviser of the Heartland Fund and the Accounts pursuant to separate investment management agreements which provide HAI with the authority, among other things, to invest the funds of the Heartland Fund and the Accounts in securities (including shares of the Company), to hold, vote, and dispose of those shares , and to file this Statement. Neither Reporting Person nor, to the best knowledge of either Reporting Person, any of the persons named in Exhibit C hereto has any contract, arrangement, understanding or relationship on behalf of the Heartland Funds or the Accounts with any person with respect to any securities of the Company.

Item 7. Material to Be Filed as Exhibits.
        --------------------------------


Exhibit A      Joint Filing Agreement

Exhibit B      Letter Dated August 15, 2000 from William J. Nasgovitz, President and Chief Executive Officer of Heartland Advisors, Inc., to Mr.
               Dwane Baumgardner, Chairman and Chief Executive Officer of
               Donnelly Corporation.

Exhibit C      Executive Officers and Directors of the Heartland Advisors, Inc.

Exhibit D      Purchase and sale data



                                   SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:    August 17, 2000


WILLIAM J. NASGOVITZ                        HEARTLAND ADVISORS, INC.

By: /s/ KENNETH J. DELLA                       By: /s/ KENNETH J. DELLA
-------------------------
        Kenneth J. Della                               Kenneth J. Della
    As Attorney in Fact for                          Senior Vice President
    William J. Nasgovitz                             and Treasurer

                                   EXHIBIT A


                            Joint Filing Agreement

The undersigned persons agree and consent to the joint filing on their behalf of this Schedule 13D in connection with their beneficial ownership of Donnelly Corporation at August 16, 2000.

WILLIAM J. NASGOVITZ

By: /s/ KENNETH J. DELLA
       -------------------
        Kenneth J. Della
As Attorney in Fact for William J. Nasgovitz

HEARTLAND ADVISORS, INC.


By:  /s/ KENNETH J. DELLA
         Kenneth J. Della
         Senior Vice President and Treasurer

                                   EXHIBIT B

August 16, 2000

Mr. Dwane Baumgardner
Chairman and Chief Executive Officer
Donnelly Corporation
49 West 3rd Street

Holland, MI 49423

Dear Mr. Baumgardner,

         As you know, Heartland Advisors, as the advisor to the Heartland Group, may be deemed the beneficial owner of 1,650,000 shares of Donnelly stock. Over the last two years, we have witnessed a substantial turnaround in the operations of the company. Indeed, the second quarter results marked the sixth consecutive quarter of record operating performance. Despite this outstanding accomplishment, the stock trades lower than it did two years ago! Certainly, the auto parts supplier group has been under pressure due to peak market concerns. Nevertheless, we believe Donnelly stock has been unduly penalized and urge you and your Board to aggressively pursue actions that may enhance shareholder value. First, and foremost, is to continue the stellar results your company has accomplished over the last six quarters. We would note that Donnelly has invested heavily in research and development over the years. Although declining as a percent of sales, this expense amounted to over $3.00 per share pre-tax in 1999. On an after-tax basis, this expense is approximately equal to the $1.76 the company earned from operations for the year. We recognize research and development is the lifeblood of a company, but it must be managed prudently in order to contribute to the company's long-term earnings growth. Careful scrutiny to ensure that these dollars are spent wisely is a vital management responsibility. Second, today's investment community is very sensitive to corporate governance and stock ownership issues. Insider ownership, share buybacks, share repurchase plans, and dividend policy are all key factors that investors consider when making investment decisions. We would like to share with you several points as these issues relate to Donnelley's stock:
     1) Dual share class. It is our opinion that many institutional investors view dual share classes, especially when accompanied by "super voting" provisions, to be a negative when making an investment decision. A perception exists that the privileged stock may not always vote in the best interest of all shareholders and that the Board may not be as independent as one with a single class of stock.
         We urge the Board to consider establishing a single class of stock in anticipation that the market would view it as a positive attempt to enhance shareholder equality.

     2) Dividends. The company provides a generous dividend, which, due to the lower stock price, has resulted in an increased yield to shareholders. In today's environment we have not seen evidence that increases in the dividend rate have had a positive influence on stock prices. We believe funds targeted for dividend increases would be better directed toward share repurchase programs or debt reduction.
     3) Share repurchase programs. Share repurchase programs have become quite popular recently. We are generally in favor of such programs. Careful consideration, however, is required to determine that these programs are the best use of funds (as opposed to other options such as paying down debt). Psychologically, repurchasing shares can send a strong message to investors about the level of confidence a company has about its future outlook.
     4) Insider purchases. Investors today are very cognizant of insider transactions. Although there has been no recent selling of Donnelly stock, there has also been no reported buying. With the stock at current levels, it would seem a compelling opportunity for management to show its confidence about future prospects by acquiring additional shares. Many companies have established minimal levels of stock ownership for key management employees to align their interests with shareholders. Such a program may be appropriate for Donnelly.
     5) Strategic alternatives. There have been a number of private equity transactions in the market and especially in the auto parts supplier arena. Cherry Corp.,for example, was taken private by its chairman and MascoTech recently announced its intention to go private with the assistance of Heartland (no relation) Industrial Partners. There are a number of private equity funds that are seeking opportunities to invest in the industrial sector. Perhaps this is an alternative your firm might want to consider as well.

         Dwane, we recognize you and your management team has done a terrific job in returning Donnelly to consistent profitability. We also realize the market has not rewarded these efforts from a share price perspective. We also understand that you share our disappointment in this lack of recognition from the Street. We offer the above comments for your consideration as you seek a just share price for your efforts. If you or your Board desire further amplification on any of the above points, please feel free to contact us. We are more than willing to engage in any discussions that may assist in helping the investment community to recognize the tremendous advances you and your management team have made at Donnelly.

         Sincerely,


         David C. Fondrie

         cc:  Board of Directors

                                   EXHIBIT C



                       EXECUTIVE OFFICERS AND DIRECTORS

                                      OF

                           HEARTLAND ADVISORS, INC.
                             (As of June 8, 2000)

Name                             Office
----                             ------

William J. Nasgovitz             President and Chief Executive Officer

Jilaine Hummel Bauer             Senior Vice President, Secretary and General
                                  Counsel

Paul T. Beste                    Chief Operating Officer

Kevin D. Clark                   Senior Vice President - Trading

Kenneth J. Della                 Senior Vice President and Treasurer

John R. Merrell                  Senior Vice President

Eric J. Miller                   Senior Vice President

Scott R. Powell                  Senior Vice President

Gerard M. Sandel                 Senior Vice President


The business address of each of the persons listed above is Heartland Advisors, Inc., 789 North Water Street, Milwaukee, Wisconsin 53202. To the best knowledge of Heartland Advisors, Inc., each of the persons listed above is a citizen of the United States and, during the last five years, no person listed above (i) has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                                   EXHIBIT D


                                 Heartland Fund
                                 --------------

-------------------------------------------------------------------------------------------------------------
            Fund               Transaction Type     Shares    Price Per Share       Trade Date
-------------------------------------------------------------------------------------------------------------
No fund transactions in
Donnelly Corporation
occurred in the 60 days
prior to August 16, 2000.
-------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------

                           Heartland Private Accounts
                           --------------------------

---------------------------------------------------------------------
          Trade Date        Activity        Quantity       Price
---------------------------------------------------------------------
           06-29-00            by              100          12.157400
---------------------------------------------------------------------
           06-29-00            by              400          12.157400
---------------------------------------------------------------------
           06-29-00            by              500          12.157400
---------------------------------------------------------------------
           06-29-00            by              700          12.157400
---------------------------------------------------------------------
           06-29-00            by              200          12.157400
---------------------------------------------------------------------
           06-29-00            by              300          12.157400
---------------------------------------------------------------------
           06-29-00            by             2600          12.157400
---------------------------------------------------------------------
           06-29-00            by             1200          12.157400
---------------------------------------------------------------------
           06-29-00            by              700          12.157400
---------------------------------------------------------------------
           06-29-00            by              400          12.157400
---------------------------------------------------------------------
           06-29-00            by              400          12.157400
---------------------------------------------------------------------
           06-29-00            by              100          12.157400
---------------------------------------------------------------------
           06-29-00            by              100          12.157400
---------------------------------------------------------------------
           06-29-00            by              600          12.157400
---------------------------------------------------------------------
           06-29-00            by             1300          12.157400
---------------------------------------------------------------------
           06-29-00            by              200          12.157400
---------------------------------------------------------------------
           06-29-00            by              600          12.157400
---------------------------------------------------------------------
           06-29-00            by              900          12.157400
---------------------------------------------------------------------
           06-29-00            by              300          12.157400
---------------------------------------------------------------------
           06-29-00            by             2100          12.157400
---------------------------------------------------------------------
           06-30-00            by              100          12.772300
---------------------------------------------------------------------
           06-30-00            by              400          12.772300
---------------------------------------------------------------------
           06-30-00            by              300          12.772300
---------------------------------------------------------------------
           06-30-00            by              300          12.772300
---------------------------------------------------------------------

---------------------------------------------------------------------
          Trade Date        Activity        Quantity       Price
---------------------------------------------------------------------
           06-30-00            by             2400          12.772300
---------------------------------------------------------------------
           06-30-00            by              800          12.772300
---------------------------------------------------------------------
           06-30-00            by              500          12.772300
---------------------------------------------------------------------
           06-30-00            by              200          12.772300
---------------------------------------------------------------------
           06-30-00            by              600          12.772300
---------------------------------------------------------------------
           06-30-00            by              400          12.772300
---------------------------------------------------------------------
           06-30-00            by              500          12.772300
---------------------------------------------------------------------
           06-30-00            by              500          12.772300
---------------------------------------------------------------------
           07-06-00            by              200          13.000000
---------------------------------------------------------------------
           07-06-00            by              100          13.000000
---------------------------------------------------------------------
           07-06-00            by              500          13.000000
---------------------------------------------------------------------
           07-06-00            by             3300          13.000000
---------------------------------------------------------------------
           07-06-00            by              200          13.000000
---------------------------------------------------------------------
           07-06-00            by              100          13.000000
---------------------------------------------------------------------
           07-06-00            by             1500          13.000000
---------------------------------------------------------------------
           07-06-00            by              100          13.000000
---------------------------------------------------------------------
           07-07-00            by              700          12.625000
---------------------------------------------------------------------
           07-11-00            sl              500          12.437500
---------------------------------------------------------------------
           07-11-00            sl              400          12.437500
---------------------------------------------------------------------
           07-12-00            by             1700          12.562500
---------------------------------------------------------------------
           07-13-00            by              200          12.562500
---------------------------------------------------------------------
           07-21-00            sl              400          13.000000
---------------------------------------------------------------------
           07-21-00            sl              300          13.000000
---------------------------------------------------------------------
           07-24-00            sl              100          13.000000
---------------------------------------------------------------------
           07-27-00            sl             1900          13.000000
---------------------------------------------------------------------
           07-27-00            sl              700          13.000000
---------------------------------------------------------------------
           07-27-00            sl             1100          13.000000
---------------------------------------------------------------------
           07-27-00            sl              300          13.000000
---------------------------------------------------------------------
           07-27-00            by              600          12.943500
---------------------------------------------------------------------
           07-27-00            by             1900          12.943500
---------------------------------------------------------------------
           07-27-00            by              400          12.943500
---------------------------------------------------------------------
           07-27-00            by              200          12.943500
---------------------------------------------------------------------
           07-27-00            by              600          12.875000
---------------------------------------------------------------------
           07-28-00            by              100          13.000000
---------------------------------------------------------------------
           07-31-00            by              200          13.000000
---------------------------------------------------------------------
           07-31-00            by              800          13.000000
---------------------------------------------------------------------
           07-31-00            by             1400          13.000000
---------------------------------------------------------------------
           07-31-00            by             2100          13.000000
---------------------------------------------------------------------
           07-31-00            by              600          13.000000
---------------------------------------------------------------------
           07-31-00            by              600          13.000000
---------------------------------------------------------------------
           07-31-00            by             1000          13.000000
---------------------------------------------------------------------
           08-04-00            by             3200          12.945300
---------------------------------------------------------------------
           08-07-00            by              500          13.250000
---------------------------------------------------------------------
           08-07-00            by              500          13.250000
---------------------------------------------------------------------

                                       12